QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(1)(D)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
TELULAR CORPORATION
at
$12.61 NET PER SHARE
Pursuant to the Offer to Purchase dated May 10, 2013
by
ACP TOWER MERGER SUB, INC.,
a wholly-owned subsidiary of
ACP TOWER HOLDINGS, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
TIME, AT THE END OF THE DAY ON JUNE 7, 2013 UNLESS THE OFFER IS EXTENDED OR
EARLIER TERMINATED.

May 10, 2013

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been engaged by ACP Tower Merger Sub, Inc., a Delaware corporation (which we refer to as "Purchaser") and a wholly-owned subsidiary of ACP Tower Holdings, LLC, a Delaware limited liability company, to act as Information Agent in connection with Purchaser's offer to purchase all outstanding shares of common stock, par value $0.01 per share (which we refer to as "Shares"), of Telular Corporation, a Delaware corporation (which we refer to as "Telular"), at a purchase price of $12.61 per Share, net to the seller in cash without interest, less any applicable withholding taxes thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2013 (as it may be amended or supplemented from time to time, what we refer to as the "Offer to Purchase"), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, what we refer to as the "Letter of Transmittal" and, together with the Offer to Purchase, what we refer to as the "Offer") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

  Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

        For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1.     The Offer to Purchase;

          2.     The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

          3.     A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Continental Stock Transfer & Trust Company (which we refer to as the "Depositary") by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

          4.     A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

          5.     A letter to stockholders of Telular from the Chief Executive Officer of Telular, accompanied by Telular's Solicitation/Recommendation Statement on Schedule 14D-9; and

          6.     A return envelope addressed to the Depositary for your use only.

        We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on June 7, 2013 unless the Offer is extended or earlier terminated.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 29, 2013 (which we refer to as the "Merger Agreement"), by and among Parent, Purchaser and Telular. The Merger Agreement provides that, following the closing of the Offer and the satisfaction or waiver of the conditions set forth therein, Purchaser will be merged with and into Telular (which we refer to as the "Merger"), with Telular continuing as the surviving corporation in the Merger and becoming a wholly-owned subsidiary of Parent.

        On April 28, 2013, the board of directors of Telular (which we refer to as the "Telular Board") unanimously (i) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Telular and its stockholders that Telular enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Telular and its stockholders that are unaffiliated with Parent and (iv) recommended that Telular's stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

        For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an "Agent's Message" (as defined in Section 3 of the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

        Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

        Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,
Morrow & Co., LLC

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902
 Banks and Brokers Call Collect: (203) 658-9400
All Others Call Toll-Free: (800) 607-0088
E-mail: tender.info@morrowco.com

QuickLinks

  Exhibit (a)(1)(D)